
June 6, 2013

Via E-mail
Mr. James D. Bielenberg
Chief Financial Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448

> **Re: Truett-Hurst, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 6, 2013**
> **File No. 333-187164**

Dear Mr. Bielenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We partially reissue comment 2 in our letter dated May 30, 2013. We note that certain of the existing owners may purchase in this offering up to 7.0% of the Class A common stock to be outstanding following the offering. Please clarify on the prospectus cover page that up to 189,608 shares may be purchased by the existing owners in order to meet the all or none sales threshold of 2,700,000 shares.

Recent Developments, page 6

2. We note that you have disclosed an expected range of net sales for the three months ending June 30, 2013. However, a single financial measure is insufficient disclosure without appropriate disclosures putting that number into context. It also appears that this disclosure does not comply with Item 10(b)(2) of Regulation S-K. Please revise to

comply with Item 10(b) of Regulation S-K and also include a detailed analysis explaining the reasonable basis for such a range.

3.   To the extent that the range reveals a significant change from the prior period, please expand your disclosure to explain, both quantitatively and qualitatively, the factors that led to the change and ensure that you have provided sufficient context so that the range you present is not misleading. Also expand your disclosure if the range reveals any new trends that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income or result in your liquidity decreasing or increasing in any material way.

4.   Please confirm your understanding that if prior to the effective date of your registration statement, more precise numbers become available, they must be included in your registration statement.

H.D.D., LLC Financial Statements

Notes to Consolidated Financial Statements

1. Description of Operations, page F-12

5.   We have reviewed your response to comment 6 in our letter dated May 30, 2013. Your response did not address our comment as you only discussed the tax year end of H.D.D, LLC. As such, please clarify for us the fiscal year end of H.D.D, LLC and how such year end compares with that disclosed in Section 8.3 of H.D.D, LLC's operating agreement filed as Exhibit 3.4 (e.g., December 31). Further, if H.D.D, LLC's fiscal year end is December 31, please tell us why your presentation of H.D.D, LLC's financial statements as of and for the years ended June 30 is consistent with the requirements of Article 3 of Regulation S-X or revise.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Anna T. Pinedo, Esq.
        Morrison & Foerster LLP